1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 202 261 3333 Fax

August 24, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Capital Solutions BDC Corp. (the “Company”)
File No. 000-56438

Dear Ms. Dubey:

On behalf of the Company, we hereby respond to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephonic conversation between Anu Dubey of the Staff and William Bielefeld and Paul Stevens of Dechert LLP with respect to your review of the Company’s amended Form 10 (“Form 10”) filed under the Securities Exchange Act of 1934, as amended (“Exchange Act”) on July 11, 2022. The Company’s registration statement under the Exchange Act was automatically effective on July 11, 2022. The Company also filed on July 11, 2022 an election to be regulated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Staff’s oral comments are summarized in this letter and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in Form 10.

Comment 1:     We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of directors and other persons and replace them with standards set forth in a declaration of trust. Such provisions are inconsistent with several securities laws and SEC’s views on director fiduciary duties. Please add a provision to the Company’s declaration of trust to state that “notwithstanding anything to the contrary in this declaration of trust, nothing in this declaration of trust modifying, restricting, or eliminating the duties or liabilities of the directors in the declaration of trust shall apply to or in any way limit the duties (including state law fiduciary duties) of loyalty

Anu Dubey
August 24, 2022

and care or liabilities of directors with respect to the duties of directors arising under the federal securities laws.

Response:     The Company is organized as a Delaware corporation and has filed an amended and restated certificate of incorporation as an exhibit to the Form 10. Under Delaware common law, a corporation generally cannot waive fiduciary duties of directors.

Comment 2:     The second sentence of the first paragraph of Item 1. Business states that the Company will file an election with the SEC to be treated as a BDC. Please revise the disclosure in this sentence to use the past tense (e.g., “the Company has filed an election with the SEC . . .”).

Response:     The Company acknowledges the Staff’s comment and respectfully submits that a BDC may file a Form N-54A subsequent to the filing of an amended Form 10 registration statement and concurrent with the effective date of the Exchange Act registration. The Company believes that the current disclosure is accurate and consistent with the disclosure practices of other BDCs that file registration statements on Form 10.

Comment 3:     Comment 6 of the Staff’s comment letter to the Company’s initial Form 10 registration statement asked the Company to disclose in Item 1. Business – (b) Description of Business – Investment Objective and Strategy the Company’s “targeted allocation for investment in loans and investment in equity.” The Company’s response letter stated that the Company does not have target allocations in loans and debt securities. Please provide the Company’s targeted allocation to equity.

Response:     The Company advises the staff that the Company does not have a target allocation to equity. The Company believes that the current disclosure is accurate and consistent with the disclosure practices of other BDCs that file registration statements on Form 10.

Comment 4:     Comment 6 of the Staff’s comment letter to the Company’s initial Form 10 registration statement asked the Company to disclose in Item 1. Business – (b) Description of Business – Investment Objective and Strategy the Company’s “credit quality and maturity policy with respect to the loan investments.” The Company’s response letter stated that the Company does not have a policy with respect to credit quality or maturity, and is designed to maintain flexibility in its investments. Please disclose that the Company can invest in loans of any credit quality or maturity.

Response:     The Company respectfully submits to the Staff that the current disclosure is accurate and consistent with the disclosure practices of other BDCs that file registration statements on Form 10. The Company expects that future periodic filings will include a discussion of the credit quality and maturity of the Company’s portfolio.

Anu Dubey
August 24, 2022

Comment 5:     Comment 8 of the Staff’s comment letter to the Company’s initial Form 10 registration statement asked the Company to remove or explain a reference to the Company providing “access to a diversified portfolio of credit investments” in Item 1. Business – (b) Description of Business – Investment Objective and Strategy. The Company’s response stated that the reference to diversification is referring to its diversification for tax purposes. Because the Company is non-diversified under the 1940 Act, please revise the reference to diversification to say the Company is non-diversified.

Response:     The Company respectfully submits to the Staff that the current disclosure is accurate and consistent with the disclosure practices of other BDCs that file registration statements on Form 10. The Company expects that future periodic filings will include detailed information for investors regarding the Company’s investment portfolio.

Comment 6:     On page 18, under the paragraph marked “Defaults,” please describe to us policies used to determine price at which and persons to whom forced sales and automatic transfers of 25% of shares occur. Disclose to whom a forced sale would be made.

Response:     The Company submits that the current disclosure is accurate and consistent with the disclosure practices of other BDCs that file registration statements on Form 10. The Company’s subscription agreement reserves the right to the Company to pursue remedies that may be available under applicable law.

Comment 7:     On page 18, under the paragraph marked “Special Purpose Vehicles,” please state in the disclosure that “SPV” refers to an entity that is wholly-owned by the Company. Disclose that the Company will not create or acquire primary control of any entity that primarily engages in investment activities in securities or other assets other than wholly-owned entities. Please revise the disclosure to say the “Company complies with capital structure and leverage on an aggregate basis with the SPV.” Please disclose that SPVs comply with provisions of the 1940 Act regarding affiliated transactions and custody. Please identify each custodian of each SPV.

Response:     The Company respectfully submits to the Staff that the current disclosure is accurate. For any SPV that is wholly-owned, the Company will consider such SPV for purposes of the 1940 Act capital structure and leverage requirements. Any SPV will also comply with the provisions of the 1940 Act regarding affiliated transactions and custody, as applicable.

Comment 8:     In Comment 20 to the initial Form 10 registration statement, the Staff requested the Company to replace the paragraph under “Involuntary Repurchases” with disclosure that the Company will conduct involuntary repurchases consistent with Rule 23c-2 under the 1940 Act. Please note that while the Staff acknowledges that the disclosure provides that any involuntary repurchase will be made pursuant to Rule 23c-2, the Staff believes the current disclosure under this

Anu Dubey
August 24, 2022

paragraph may not be consistent with Rule 23c-2. Similarly, the Staff believes the disclosure in the paragraph under “Discretionary Repurchase of Shares” may not be consistent with Rule 23c-2.

Response:     The Company acknowledges the Staff’s comments and respectfully submits that the current disclosure is consistent with Rule 23c-2.

Comment 9:     On page 66 of the Form 10, Item 2 - Financial Information Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview, please clarify that “diversification” refers to diversification under the tax code.

Response:     The Company acknowledges the Staff’s comments and respectfully submits that the current disclosure is accurate. The Company will include disclosure in its periodic reports to note that the Company is non-diversified for purposes of the 1940 Act.

Comment 10:     In Item 15. Financial Statements and Exhibits, please file the Subscription Agreement referenced on Page 6 as an Exhibit to the registration statement. In addition, please file actual agreements, rather than “Form of” agreements, for Exhibits 10.1, 10.2, 10.3, and 10.4.

Response:     The Company acknowledges the Staff’s comments and respectfully submits that we do not view the Subscription Agreement referenced on Page 6 as material and the use of “Form of” agreements is consistent with Item 601 of Regulation S-K.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

cc:	George Baxter, Pacific Investment Management Company LLC

Wu-Kwan Kit, Pacific Investment Management Company LLC

Nicole Chiang, Pacific Investment Management Company LLC